SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                   FORM 11-K



(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1993,

                                       or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from __________ to
     ______________.

                 Commission file number TNP Enterprises, Inc.'s
                            Registration No. 2-93265


A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                         TEXAS-NEW MEXICO POWER COMPANY
                 Thrift Plan for Employees and Trust Agreement

                            4100 International Plaza
                                 P. O. Box 2943
                            Fort Worth, Texas  76113

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                             TNP ENTERPRISES, INC.

                            4100 International Plaza
                                 P. O. Box 2943
                            Fort Worth, Texas  76113

                                                                       FORM 11-K

Financial Statements and Exhibits.

(a)       Financial Statements

          Independent Auditors' Report

          Statements of Net Assets Available for Benefits, December 31, 1993, and 1992

          Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 1993, and 1992

          Notes to Financial Statements

          Item 27a - Schedule of Assets Held for Investment Purposes, December 31, 1993

          Item 27d - Schedule of Reportable Transactions, Year Ended December 31, 1993

          Independent Auditors' Consent

                                   SIGNATURE


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   TEXAS-NEW MEXICO POWER COMPANY
                                   THRIFT PLAN FOR EMPLOYEES AND
                                   TRUST AGREEMENT


Date:  March 22, 1994              By:\s\ Gary L. Spooner
                                            GARY L. SPOONER
                                             Chairman and Member of
                                             the Thrift Plan Committee

                         Texas-New Mexico Power Company
                           Thrift Plan For Employees
                Financial Statements and Supplemental Schedules
                           December 31, 1993 and 1992
                          (With Independent Auditors'
                                Report Thereon)

                          Independent Auditors' Report


The Trustee and Thrift Plan Committee
Texas-New Mexico Power Company
Thrift Plan for Employees:

We have audited the accompanying statements of net assets available for benefits of Texas-New Mexico Power Company Thrift Plan for Employees (the
Plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Texas-New Mexico Power Company Thrift Plan for Employees as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Item 27a - Schedule of Assets Held for Investment Purposes and Item 27d - Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






                                            KPMG PEAT MARWICK

Fort Worth, Texas
March 10, 1994

            TEXAS-NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES

                Statements of Net Assets Available for Benefits

                           December 31, 1993 and 1992

                                                     1993             1992
Investments (note 5):
 Common stock of TNP Enterprises, Inc. - at
   fair value (identified cost - 1,471,213
   shares, $25,781,170 in 1993 and 1,482,490
   shares, $25,831,263 in 1992)               $ 24,275,237      28,167,310

 Vanguard Wellesley Income Fund - at fair
   value (identified cost - 251,916 units,
   $4,694,400 in 1993 and 116,703 units,
   $2,083,756 in 1992)                           4,846,364      2,119,326

 Vanguard Index 500 Fund - at fair value
   (identified cost - 114,195 units,
   $4,653,904 in 1993 and 64,445 units,
   $2,527,611 in 1992)                           5,007,668      2,640,310

 United States Savings Bonds Series E and
   Series EE - at fair value (cost of
   $38,431 in 1993 and $39,819 in 1992)            144,175        141,937

 United States Treasury Bills - at fair
   value (cost of $16,011,007 in 1993 and
   $22,867,253 in 1992)                         16,061,141     22,949,071

      Total investments                         50,334,585     56,017,954

Cash                                               227,037        546,745

      Net assets available for
      benefits (note 4)                       $ 50,561,622     56,564,699


See accompanying notes to financial statements.

            TEXAS-NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 1993 and 1992

                                                    1993           1992
Additions to net assets attributed to:
 Investment income:
 Dividends on common stock of
   TNP Enterprises, Inc.                      $  2,245,538      2,360,682
 Dividends on Vanguard Mutual Funds                462,081        190,471
 Amortization of discount on United States
   Savings Bonds Series E and Series EE              9,974         12,893
 Interest on United States Treasury Bills          553,839        854,800
 Net depreciation in fair value of common
   stock of TNP Enterprises, Inc. and
   Vanguard Mutual Funds (note 5)              (3,225,966)      (217,986)

     Net investment income                         45,466       3,200,860

 Contributions (note 1(b)):
   Employer                                          -          1,591,816
   Employees                                     2,351,518      2,677,583

                                                 2,351,518      4,269,399

     Total additions                             2,396,984      7,470,259

Deductions from net assets attributed to
 withdrawals by participants                     8,400,061      4,845,291

      Net increase (decrease)                  (6,003,077)      2,624,968

Net assets available for benefits:

 Beginning of year                              56,564,699     53,939,731

 End of year                                  $ 50,561,622     56,564,699

See accompanying notes to financial statements.

            TEXAS-NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES

                         Notes to Financial Statements

                           December 31, 1993 and 1992


(1)    Description of Plan

       The following description of the Texas-New Mexico Power Company
           Thrift Plan for Employees (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (a) General

           The Plan is a defined contribution plan covering employees of Texas-New Mexico Power Company (the Company), a wholly owned subsidiary of TNP Enterprises, Inc., who have one year of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b) Contributions

           The Plan is a voluntary thrift plan, administered by a Trustee, with a provision for the Company to contribute to the Plan amounts equal to certain percentages of amounts contributed by employees. The Company's contributions for the account of an employee and any income and earnings therefrom and accretions thereon vest immediately with employee participants upon payment to the Trustee or receipt by the Trustee of such income, earnings and accretions. Employees have the option of investing their contributions and contributions of the Company, if any, in either, or a combination of, certain United States government securities, TNP Enterprises, Inc. (TNPE) common stock or, since January 1, 1992, two mutual funds. Since January 1, 1992, the Company's contributions have been used to purchase TNPE common stock which the employees may later convert into investments in one or more of the other investing options.
             In general, an employee may make withdrawals at any time from amounts deposited with the Trustee, subject to various restrictions as defined in the Plan agreement.

           At December 31, 1993, 391 employees (433 in 1992) had elected investment of contributions in TNPE's common stock, 117 employees (140 in 1992) had elected investment of contributions in certain United States government securities, 54 employees (55 in 1992) had elected investment of contributions in Vanguard Index 500 Fund, 29 employees (17 in
             1992) had elected investment of contributions in Vanguard Wellesley Income Fund and 403 employees (391 in 1992) had elected to allocate, in 10% increments, investment of contributions in the various investment options that are available.

           Each participant agrees to a reduction in compensation of amounts ranging from 2% to 9% to be contributed to the Plan.
             This results in the deferral of the compensation reduction from the employee's taxable income until withdrawals are made from the Plan. Compensation reductions up to 6% are matched by the Company at the discretion of the Board of Directors. Effective January 1, 1993, the Company suspended its matching contributions to the Plan; however, the Company's Board of Directors has approved restoration of the Company's matching contributions, to be effective for employee contributions made after June 30, 1994.
                                                                     (Continued)

            TEXAS-NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES

(1)    Description of Plan, Continued

       (c) Expenses of Administering the Plan

           All costs and expenses incurred in administering the Plan are borne by the Company.

       (d) Participant Accounts

           Each participant's account is credited with (a) the Company's matching contributions, (b) the participant's contributions, and (c) allocated earnings and losses of the directed investments in the participant's account.

       (e) Vesting

           Participants' contributions and employer contributions plus actual earnings thereon are 100% vested at all times.

           In the event of complete or partial termination of the Plan, the rights of all participants to benefits accrued to the date of such termination are fully vested and nonforfeitable and the assets of the Plan shall be distributed to the participants and their beneficiaries in accordance with the trust agreement.

       (f) Payment of Benefits

           Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of their account, or installments over a 5-year period.

(2)    Summary of Significant Accounting Policies

       (a) Basis of Presentation

           The accompanying financial statements have been prepared on an accrual basis of accounting.

       (b) Investment Valuation

           Investments in common stock of TNPE are stated at fair value.
             The fair value is based on quotations obtained from national stock exchanges. Stock transactions are recognized on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

           Investments in Vanguard Mutual Funds (Index 500 and Wellesley
             Income) are stated at fair value. The fair value is based on quotations obtained from national stock exchanges. Trade transactions are recognized on the trade date (the date the buy or sell order is executed). Dividend income is recorded when received.

           Investments in United States Treasury Bills are stated at fair value, which is based on published market quotations.

                                                                     (Continued)

            TEXAS-NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES

(2)    Summary of Significant Accounting Policies, Continued

       (b) Investment Valuation, Continued

           Investments in United States Savings Bonds Series E and Series
             EE are stated at fair value. The fair value is based on redemption value at the end of the year.

(3)    Tax Status

       By letter dated June 13, 1991, the Internal Revenue Service has determined that the Plan is a qualified plan and the related trust is exempt from Federal income taxes under the applicable provisions of the Internal Revenue Code. Participants of the Plan do not include the Company's contributions to the Plan or the earnings of the Plan in their taxable income until actually distributed to them.

(4)    Reconciliation of Net Assets Available for Benefits

       In order to present the accompanying financial statements in accordance with generally accepted accounting principles, certain adjustments have been made to the accounts which are not reflected on the Plan's books. The adjustments and their effect on the Plan's net assets available for benefits as of December 31, 1993 and 1992 are as follows:

                                                   1993            1992

       Net assets per the Plan's books          $ 51,405,949    53,896,447

       To reflect the cumulative unrealized
         appreciation (depreciation) on the
          common stock of TNPE                   (1,505,933)     2,336,047

       To reflect the cumulative unrealized
         appreciation on the units of Vanguard
         Wellesley Income Fund                       151,964        35,570

       To reflect the cumulative unrealized
         appreciation on the units of Vanguard
         Index 500 Fund                              353,764       112,699

       To reflect the cumulative accretion
         of discount on United States Savings
         Bonds Series E and Series EE                105,744       102,118

       To reflect the cumulative accretion
         of discount on United States Treasury
         Bills                                        50,134        81,818

       Net assets per the accompanying
         financial statements                   $ 50,561,622    56,564,699

                                                                     (Continued)

            TEXAS-NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES

(5)    Investments

       The following schedule presents the fair values, as determined by quoted market prices, of investments which represent 5% or more of the Plan's net assets at December 31, 1993 and 1992:

                                                     1993              1992

       Common Stocks:
           TNPE no par common stock              $ 24,275,237   28,167,310

       U.S. Government Obligations:
           $4,020,000 United States Treasury Bills
             due January 28, 1993 yielding 2.71% $      -        4,012,402
           $3,005,000 United States Treasury Bills
             due February 25, 1993 yielding 2.95%       -        2,991,928
           $6,290,000 United States Treasury Bills
             due March 18, 1993 yielding 3.11%          -        6,250,813
           $3,185,000 United States Treasury Bills
             due March 25, 1993 yielding 3.13%          -        3,163,215
           Other United States Treasury Bills      16,061,141    6,530,713

                                                 $ 16,061,141   22,949,071

       Vanguard Mutual Funds
           Vanguard Wellesley Income Fund        $  4,846,364    2,119,326

           Vanguard Index 500 Fund               $  5,007,668    2,640,310

       Net appreciation (depreciation) in fair value, as determined by quoted market prices, of investments bought, sold, and held by the Plan during the years ended December 31, 1993 and 1992 is summarized as follows:

                                                      1993         1992

       TNPE no par common stock                 $ (3,620,308)    (366,457)
       Vanguard Index 500 Fund                        255,960      112,808
       Vanguard Wellesley Income Fund                 138,382       35,663

                                                $ (3,225,966)    (217,986)

            TEXAS-NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES

           Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1993


                      Description of Investment
Identity of Issue,    Including Maturity Date,       Cost or
Borrower, Lessor      Rate of Interest, Collateral,  Amortized     Current
or Similar Party      Par or Maturity Value          Cost          Value

Common Stocks:

TNP Enterprises, Inc.*   1,471,213 shares of no
                          par common stock       $ 25,781,170   24,275,237

March 18Mutual Funds:

Vanguard Wellesley      251,916 units
  Income Fund                                      4,694,400     4,846,364

Vanguard Index 500      114,195 units
  Fund                                             4,653,904     5,007,668

                                                   9,348,304     9,854,032

U.S. Government Obligations:

U.S. Government         $38,431 Series E and
                          Series EE Savings Bonds,
                          various maturities at
                          various interest rates     38,431        144,175

U.S. Government         $997,000 Treasury Bills
                          due January 6,1994
                          yielding 2.35%             989,553       996,781

U.S. Government         $1,018,000 Treasury Bills
                          due January 13, 1994
                          yielding 2.60%           1,010,304     1,017,237

U.S. Government         $2,000,000 Treasury Bills
                          due January 20, 1994
                          yielding 2.81%           1,994,381     1,997,300

U.S. Government         $1,133,000 Treasury Bills
                          due January 27, 1994
                          yielding 2.77%           1,124,236     1,130,859

U.S. Government         $2,000,000 Treasury Bills
                          due February 3, 1994
                          yielding 2.93%           1,992,133     1,994,980

U.S. Government         $2,307,000 Treasury Bills
                          due February 10, 1994
                          yielding 2.94%           2,289,236     2,299,848

U.S. Government         $870,000 Treasury Bills
                          due February 17, 1994
                          yielding 2.92%             863,238       866,842

                                                                     (Continued)

            TEXAS-NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES

                      Description of Investment
Identity of Issue,    Including Maturity Date,       Cost or
Borrower, Lessor      Rate of Interest, Collateral,  Amortized     Current
or Similar Party      Par or Maturity Value          Cost          Value

U.S. Government Obligations, Continued:

U.S. Government         $1,012,000 Treasury Bills
                          due February 24, 1994
                          yielding 2.95%        $  1,004,106     1,007,689

U.S. Government         $503,000 Treasury Bills
                          due March 03, 1994
                          yielding 3.01%             499,039       500,550

U.S. Government         $2,000,000 Treasury Bills
                          due March 10, 1994
                          yielding 3.05%           1,985,953     1,988,920

U.S. Government         $1,942,000 Treasury Bills
                          due March 31, 1994
                          yielding 3.05%           1,927,322     1,927,823

U.S. Government         $337,000 Treasury Bills
                          due June 9, 1994
                          yielding 3.26%             331,506       332,312


                                                  16,011,007    16,061,141

                                                  16,049,438    16,205,316

                                                $ 51,178,912    50,334,585


*  Party-in-interest

           TEXAS-NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES

                 Item 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1993


                                                                                           Current
                                                                Expense                    Value of
Identity of                                                     Incurred                   Asset on
Party                        Description              Lease     with          Cost         Transaction    Net Gain
Involved                     of Asset                 Rental    Transaction   of Asset     Date           or (Loss)

Common Stocks:

NationsBank, as          Purchases of 281,926 shares
        trustee            of TNP Enterprises, Inc.*
                           common stock               $  -           -        5,009,275     5,009,275        -

NationsBank, as          Sales of 293,203 shares
        trustee            of TNP Enterprises, Inc.*
                           common stock                  -           -        5,059,368     5,281,040     221,672


Mutual Funds

NationsBank, as          Purchases of 162,587 shares
        trustee            of Vanguard Wellesley
                           Income Fund                   -           -        3,107,008    3,107,008         -

NationsBank, as          Sales of 27,374 shares of
                           Vanguard Wellesley
                           Income Fund                   -           -          496,364      515,811       19,447

*  Party-in-interest

                        Independent Auditors' Consent


The Board of Directors
TNP Enterprises, Inc.

The Trustee and Thrift Plan Committee
Texas-New Mexico Power Company
Thrift Plan for Employees:

We consent to incorporation by reference in the Registration Statement (No. 2-93265) on Form S-8 of TNP Enterprises, Inc. of our report dated March 10, 1994, relating to the statements of net assets available for benefits of Texas-New Mexico Power Company Thrift Plan for Employees as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended and related supplemental schedules, which report appears in the December 31, 1993 annual report on Form 11-K of TNP Enterprises, Inc.






                         KPMG PEAT MARWICK




Fort Worth, Texas
March 24, 1994